UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 14, 2013
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on May 14, 2013, entitled "Annual general meeting approves dividend of NOK 6.75 per share ".

Annual general meeting approves dividend of NOK 6.75 per share

On 14 May 2013 the general meeting in Statoil ASA (OSE: STL, NYSE: STO) adopted the annual report and accounts for Statoil ASA for 2012, as proposed by the board of directors.

The annual accounts and the annual report for Statoil ASA and the Statoil group for 2012 were approved, and a dividend of NOK 6.75 per share will be distributed. The dividend accrues to the shareholders as of 14 May 2013, with expected dividend payment on 29 May 2013. The expected payment date for dividends in USD under the US American Depository Receipts (ADR) program is 5 June 2013.

Statoil's shares listed on the Oslo Stock Exchange (Oslo Børs) will be traded ex-dividend as of 15 May 2013. American Depositary Shares (ADS) listed on the New York Stock Exchange will be traded ex dividend as of 17 May 2013.

Elisabeth Berge, Secretary General of the Norwegian Ministry of Petroleum and Energy was elected for as a new member of the nomination committee for the period until the 2014 Annual General Meeting. Johan A. Alstad, Deputy Director General of the Ownership Section in the Norwegian Ministry of Petroleum and Energy, was elected as personal deputy for Elisabeth Berge for the same period.

The general meeting gave its approval of the board's statement on stipulation of salary and other remuneration for the executive management. It also approved the remuneration to the company's auditor, the corporate assembly and the nomination committee.

The board’s proposed amendments to §11 of Articles of Association in Statoil ASA were approved.

The general meeting authorised the board to acquire shares in Statoil ASA in the market in order to continue the share saving plan for employees. The general meeting also authorised the board to acquire shares in Statoil ASA in the market for subsequent annulment.

Two shareholder proposals had been submitted in advance, namely that Statoil should withdraw from oil sands activities in Canada and that Statoil should not operate in icy laden waters in the Arctic. These proposals were not adopted.

Please find the complete minutes of the ordinary general meeting enclosed.

Statoil

MINUTES OF

THE ANNUAL GENERAL MEETING

OF STATOIL ASA

14 MAY 2013

The annual general meeting of Statoil ASA was held on 14 May 2013 at Stavanger Forum, Gunnar Warebergsgate 13, Stavanger, Norway.

The chair of the board, the chair of the corporate assembly, the president and CEO and the company's auditor were in attendance. Company secretary Benedikte Bjørn recorded the minutes of the meeting.

The agenda was as follows:

1. **Opening of the annual general meeting by the chair of the corporate assembly**
   Olaug Svarva, chair of the corporate assembly, opened the meeting.

2. **Registration of attending shareholders and proxies**
   A list of shareholders represented at the annual general meeting, either by advance voting, in person or by proxy, is attached in Appendix 1 to these minutes.

3. **Election of the chair of the meeting**
   The general meeting agreed as proposed on the following resolution:

   "Olaug Svarva, chair of the corporate assembly, is elected chair of the meeting."

4. **Approval of the notice and the agenda**
   The general meeting agreed on the following resolution:

   "The notice and proposed agenda are approved."

5. **Election of two persons to co-sign the minutes together with the chair of the meeting**
   The general meeting adopted the following resolution:

   "Johan A. Alstad and Astrid Bakke Olaussen are elected to co-sign the minutes together with the chair of the meeting."

6. **Approval of the annual report and accounts for Statoil ASA and the Statoil group for 2012, including the board of directors' proposal for distribution of dividend**
   The chair of the meeting informed the general meeting that the annual report and accounts, the auditor's report and the recommendation from the corporate assembly have been made available on the company's webpage. Recitation was therefore not necessary.

   In accordance with the proposal of the board, the general meeting adopted the following resolution:

   "The annual accounts and the annual report for 2012 for Statoil ASA and the Statoil group are approved.

   A total dividend of NOK 6.75 per share is distributed."

1

The chair of the meeting informed that the dividend accrues to the shareholders as of 14 May 2013. Expected payment date is 29 May 2013.

7. Proposal from a shareholder
A shareholder had proposed that Statoil shall withdraw from tar sands extraction in Canada. The shareholder's proposal was not adopted.

8. Proposal from a shareholder
A shareholder had proposed that Statoil should not operate in ice-laden waters in other parts of the Arctic. The shareholder's proposal was not adopted.

9. Report on corporate governance
The board's report on corporate governance was presented. The report is included in the annual report.

The general meeting gave its support to the board's report on corporate governance.

10. Declaration on stipulation of salary and other remuneration for executive management
Chair of the board of directors Svein Rennemo presented the board's statement relating to executive management remuneration, included in note 6 to the annual accounts for Statoil ASA, prepared in accordance with accounting principles generally accepted in Norway (NGAAP).

The general meeting gave its support to the board's statement on stipulation of salary and other remuneration for executive management.

11. Approval of remuneration for the company's auditor
The general meeting adopted the following resolution:

"Remuneration to the auditor for 2012 of NOK 6.500.000 for Statoil ASA is approved."

12. Amendment of Articles of Association
In accordance with the proposal from the board, the general meeting adopted the following resolution regarding amendment of Statoil ASA's Articles of Association (the amendment is underlined):

"Article 11

The duties of the nomination committee are to submit a recommendation to
1. *the annual general meeting for the election of shareholder-elected members and deputy members of the corporate assembly and remuneration of members of the corporate assembly;*
2. *the annual general meeting for the election and remuneration of members of the nomination committee;*
3. *the corporate assembly for the election of shareholder-elected members of the board of directors and remuneration of the members of the board of directors and*
4. *the corporate assembly for the election of the chair and the deputy chair of the corporate assembly.*

The chair of the board of directors and the president and chief executive officer shall be invited to attend, without voting rights, at least one meeting of the nomination committee before it makes its final recommendation. The nomination committee consists of four members who must be shareholders or representatives of shareholders and who shall be

2

independent of the board of directors and the company's management. The members of the nomination committee, including the chair, shall be elected by the annual general meeting. The chair of the nomination committee and one other member shall be elected from among the shareholder-elected members of the corporate assembly. The members of the nomination committee are normally elected for a term of two years. Personal deputy members for one or more of the nomination committee's members may be elected in accordance with the same criteria as described above. A deputy member only meets for the member if the appointment of that member terminates before the term of office has expired.

If the appointment of a member of the nomination committee terminates before the term of office has expired, the election of a new member can be deferred until the next general meeting of shareholders. If that member has a personal deputy member, the deputy member will function as a member of the nomination committee until a new election has been held. If the appointment of the chair terminates before his/her term of office has expired, the committee elects from among its members a new chair to hold office until the next general meeting of shareholders.

The annual general meeting stipulates the remuneration to be paid to members of the nomination committee. The company will cover the costs of the nomination committee.

The general meeting may adopt instructions for the nomination committee."

13. Determination of remuneration for the corporate assembly

In accordance with the proposal of the nomination committee, the general meeting adopted the following resolution:

"The remuneration to the corporate assembly is set at:

Chair	*NOK 112,200 per annum*
Deputy chair	*NOK 59,100 per annum*
Members	*NOK 41,500 per annum*
Deputy members	*NOK 5,900 per meeting"*

14. Election of member to the nomination committee

The chair of the meeting informed that Ingrid Dramdal Rasmussen wishes to withdraw from the nomination committee. In accordance with the proposal of the nomination committee, the general meeting adopted the following resolution:

"Elisabeth Berge is elected to serve as member of the nomination committee for the period up to the annual general meeting in 2014. Johan A. Alstad is elected personal deputy member for Berge."

The nomination committee will from now on have the following members:

Olaug Svarva, chair
Tom Rathke
Live Haukvik Aker
Elisabeth Berge

15. Determination of remuneration for the nomination committee

In accordance with the proposal of the nomination committee, the general meeting adopted the following resolution:

"The remuneration to the nomination committee is set at:

3

Chair	*NOK 11,200 per meeting*
Members	*NOK 8,300 per meeting"*

16. Authorisation to acquire Statoil shares in the market in order to continue implementation of the share saving plan for employees

In accordance with the proposal of the board, the general meeting adopted the following resolution:

"The board of directors is authorised on behalf of the company to acquire Statoil ASA shares in the market. The authorisation may be used to acquire own shares at a total nominal value of up to NOK 27,500,000. Shares acquired pursuant to this authorisation may only be used for sale and transfer to employees of the Statoil group as part of the group's share saving plan, as approved by the board of directors. The minimum and maximum amount that may be paid per share will be NOK 50 and 500 respectively.

The authorisation is valid until the next annual general meeting, but not beyond 30 June 2014.

This authorisation replaces the previous authorisation to acquire own shares for implementation of the share saving plan for employees granted by the annual general meeting on 15 May 2012."

17. Authorisation to acquire Statoil shares in the market for subsequent annulment

In accordance with the proposal of the board, the general meeting adopted the following resolution:

"The board of directors of Statoil ASA is hereby authorised to acquire in the market, on behalf of the company, Statoil ASA shares with a face value of up to NOK 187,500,000.

The minimum and maximum amount that can be paid per share will be NOK 50 and NOK 500 respectively. Within these limits, the board of directors shall itself decide at what price and at what time such acquisition shall take place.

Own shares acquired pursuant to this authorisation may only be used for annulment through a reduction of the company's share capital, pursuant to section 12-1 of the Public Limited Companies Act.

The authorisation is valid until the next ordinary general meeting, but not beyond 30 June 2014."

*****

There were no further matters for discussion and the annual general meeting was closed.

Stavanger, 14 May 2013

4

Statoil

[Signed]	[Signed]	[Signed]
Olaug Svarva	Johan A. Alstad	Astrid Bakke Olaussen

Appendix 1: Overview of shares represented at the ordinary general meeting, either by advance voting, in person or by proxy.

Appendix 2: The voting results for the individual issues.

5

VPS GeneralMeeting Page 1 of 1

Total Represented

ISIN:	NO0010096985 STATOIL ASA
General meeting date:	14/05/2013 17.00
Today:	14.05.2013

Number of persons with voting rights represented/attended : 119

	Number of shares	% sc
Total shares	3,188,647,103	
- own shares of the company	7,160,515	
Total shares with voting rights	3,181,486,588	
Represented by own shares	2,244,813,824	70.56 %
Represented by advance vote	1,114,230	0.04 %
Sum own shares	**2,245,928,054**	**70.59 %**
Represented by proxy	4,935,737	0.16 %
Represented by voting instruction	184,703,853	5.81 %
Sum proxy shares	**189,639,590**	**5.96 %**
Total represented with voting rights	**2,435,567,644**	**76.55 %**
Total represented by share capital	**2,435,567,644**	**76.38 %**

Registrar for the company:

DNB Bank ASA

DNB Bank ASA
Verdipapirservice
GRETHE NES

Signature company:

STATOIL ASA

14.05.2013

VPS GeneralMeeting

Page 1 of 2

Protocol for general meeting STATOIL ASA

ISIN:	NO0010096985 STATOIL ASA
General meeting date:	14/05/2013 17.00
Today:	14.05.2013

Shares class	FOR	Against	Poll in	Abstain	Poll not registered	Represented shares with voting rights
Agenda item 3 Election of chair for the meeting						
Ordinær	2,435,042,609	25,461	2,435,068,070	499,574	0	2,435,567,644
votes cast in %	100.00 %	0.00 %		0.00 %	0.00 %	
representation of sc in %	99.98 %	0.00 %	99.98 %	0.02 %		
Total	**2,435,042,609**	**25,461**	**2,435,068,070**	**499,574**	**0**	**2,435,567,644**
Agenda item 4 Approval of the notice and the agenda						
Ordinær	2,435,040,678	24,068	2,435,064,746	502,898	0	2,435,567,644
votes cast in %	100.00 %	0.00 %		0.00 %	0.00 %	
representation of sc in %	99.98 %	0.00 %	99.98 %	0.02 %		
Total	**2,435,040,678**	**24,068**	**2,435,064,746**	**502,898**	**0**	**2,435,567,644**
Agenda item 5 Election of two persons to co-sign the minutes together with the chair of the meeting						
Ordinær	2,435,033,186	14,524	2,435,047,710	519,934	0	2,435,567,644
votes cast in %	100.00 %	0.00 %		0.00 %	0.00 %	
representation of sc in %	99.98 %	0.00 %	99.98 %	0.02 %		
Total	**2,435,033,186**	**14,524**	**2,435,047,710**	**519,934**	**0**	**2,435,567,644**
Agenda item 6 Approval of the annual report and accounts for Statoil ASA and the Statoil group for 2012 including the b. o. d.' proposal reg. dividend						
Ordinær	2,435,010,580	54,132	2,435,064,712	502,932	0	2,435,567,644
votes cast in %	100.00 %	0.00 %		0.00 %	0.00 %	
representation of sc in %	99.98 %	0.00 %	99.98 %	0.02 %		
Total	**2,435,010,580**	**54,132**	**2,435,064,712**	**502,932**	**0**	**2,435,567,644**
Agenda item 7 Proposal submitted by a shareholder regarding Statoil's activities in Canada						
Ordinær	11,281,567	2,420,412,185	2,431,693,752	3,873,892	0	2,435,567,644
votes cast in %	0.46 %	99.54 %		0.00 %	0.00 %	
representation of sc in %	0.46 %	99.38 %	99.84 %	0.16 %		
Total	**11,281,567**	**2,420,412,185**	**2,431,693,752**	**3,873,892**	**0**	**2,435,567,644**
Agenda item 8 Proposal submitted by a shareholder regarding Statoil's activities in the Arctic						
Ordinær	12,214,276	2,420,347,393	2,432,561,669	3,005,975	0	2,435,567,644
votes cast in %	0.50 %	99.50 %		0.00 %	0.00 %	
representation of sc in %	0.50 %	99.38 %	99.88 %	0.12 %		
Total	**12,214,276**	**2,420,347,393**	**2,432,561,669**	**3,005,975**	**0**	**2,435,567,644**
Agenda item 9 Report on Corporate Governance						
Ordinær	2,434,887,115	40,910	2,434,928,025	639,619	0	2,435,567,644
votes cast in %	100.00 %	0.00 %		0.00 %	0.00 %	
representation of sc in %	99.97 %	0.00 %	99.97 %	0.03 %		
Total	**2,434,887,115**	**40,910**	**2,434,928,025**	**639,619**	**0**	**2,435,567,644**
Agenda item 10 Declaration on stipulation of salary and other remuneration for executive management						
Ordinær	2,334,491,164	100,443,062	2,434,934,226	633,418	0	2,435,567,644
votes cast in %	95.88 %	4.13 %		0.00 %	0.00 %	
representation of sc in %	95.85 %	4.12 %	99.97 %	0.03 %		
Total	**2,334,491,164**	**100,443,062**	**2,434,934,226**	**633,418**	**0**	**2,435,567,644**
Agenda item 11 Determination of remuneration for the company's external auditor for 2012						
Ordinær	2,433,783,213	1,173,081	2,434,956,294	611,350	0	2,435,567,644
votes cast in %	99.95 %	0.05 %		0.00 %	0.00 %	
representation of sc in %	99.93 %	0.05 %	99.98 %	0.03 %		
Total	**2,433,783,213**	**1,173,081**	**2,434,956,294**	**611,350**	**0**	**2,435,567,644**

14.05.2013

VPS GeneralMeeting

Page 2 of 2

Shares class	FOR	Against	Poll in	Abstain	Poll not registered	Represented shares with voting rights
Agenda item 12 Amendment of Articles of Association						
Ordinær	2,433,982,706	159,854	2,434,142,560	1,425,084	0	2,435,567,644
votes cast in %	99.99 %	0.01 %		0.00 %	0.00 %	
representation of sc in %	99.94 %	0.01 %	99.94 %	0.06 %		
Total	**2,433,982,706**	**159,854**	**2,434,142,560**	**1,425,084**	**0**	**2,435,567,644**
Agenda item 13 Determination of remuneration for the corporate assembly						
Ordinær	2,434,473,754	431,660	2,434,905,414	662,230	0	2,435,567,644
votes cast in %	99.98 %	0.02 %		0.00 %	0.00 %	
representation of sc in %	99.96 %	0.02 %	99.97 %	0.03 %		
Total	**2,434,473,754**	**431,660**	**2,434,905,414**	**662,230**	**0**	**2,435,567,644**
Agenda item 14 Election of member to the nomination committee						
Ordinær	2,432,738,771	2,241,804	2,434,980,575	587,069	0	2,435,567,644
votes cast in %	99.91 %	0.09 %		0.00 %	0.00 %	
representation of sc in %	99.88 %	0.09 %	99.98 %	0.02 %		
Total	**2,432,738,771**	**2,241,804**	**2,434,980,575**	**587,069**	**0**	**2,435,567,644**
Agenda item 15 Determination of remuneration for the nomination committee						
Ordinær	2,433,019,729	1,885,842	2,434,905,571	662,073	0	2,435,567,644
votes cast in %	99.92 %	0.08 %		0.00 %	0.00 %	
representation of sc in %	99.90 %	0.08 %	99.97 %	0.03 %		
Total	**2,433,019,729**	**1,885,842**	**2,434,905,571**	**662,073**	**0**	**2,435,567,644**
Agenda item 16 Authorisation to acquire Statoil ASA shares in the market in order to continue operation of the share saving plan for employees						
Ordinær	2,361,949,660	73,100,576	2,435,050,236	517,408	0	2,435,567,644
votes cast in %	97.00 %	3.00 %		0.00 %	0.00 %	
representation of sc in %	96.98 %	3.00 %	99.98 %	0.02 %		
Total	**2,361,949,660**	**73,100,576**	**2,435,050,236**	**517,408**	**0**	**2,435,567,644**
Agenda item 17 Authorisation to acquire Statoil ASA shares in the market for subsequent annulment						
Ordinær	2,433,486,784	1,531,687	2,435,018,471	549,173	0	2,435,567,644
votes cast in %	99.94 %	0.06 %		0.00 %	0.00 %	
representation of sc in %	99.92 %	0.06 %	99.98 %	0.02 %		
Total	**2,433,486,784**	**1,531,687**	**2,435,018,471**	**549,173**	**0**	**2,435,567,644**

Registrar for the company:

DNB Bank ASA

Bank ASA
verdipapirservice
GRETHE NES

Signature company:

STATOIL ASA

Share information

Name	Total number of shares	Nominal value	Share capital	Voting rights
Ordinær	3,188,647,103	2.50	7,971,617,757.50	Yes
Sum:				

§ 5-17 Generally majority requirement
requires majority of the given votes

§ 5-18 Amendment to resolution
Requires two-thirds majority of the given votes
like the issued share capital represented/attended on the general meeting

14.05.2013

Further information:

Investor relations
Hilde Merete Nafstad, senior vice president for investor relations,
Tel: +47 957 83 911

Morten Sven Johannessen, vice president for investor relations USA,
Tel: + 1 203 570 2524

Press
Jannik Lindbæk Jr., vice president for media relations,
Tel: +47 97 75 56 22

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: May 14, 2013	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer